UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

THE TRADE DESK, INC.

(Name of Issuer)

Class A Common Stock

(Title of class of securities)

88339J105

(CUSIP number)

December 31, 2016

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person: Jeffrey T. Green
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 7,351,392(1)
	8.	Shared Voting Power: 1,566,666
	9.	Sole Dispositive Power: 7,351,392 (1)
	10.	Shared Dispositive Power: 1,566,666
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,918,058 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 47.1% (1)
14.	Type of Reporting Person: IN

(1)	Refer to Item 4 (Ownership) herein for additional details regarding the aggregate number and percentage of shares of Class A Common Stock beneficially owned.

1.	Name of Reporting Person: The Green Irrevocable Trust of 2015
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: California
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: (0)
	8.	Shared Voting Power: 1,566,666 (1)
	9.	Sole Dispositive Power: (0)
	10.	Shared Dispositive Power: 1,566,666 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,566,666 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 13.5% (1)
14.	Type of Reporting Person: OO (Trust)

(1)	Refer to Item 4 (Ownership) herein for additional details regarding the aggregate number and percentage of shares of Class A Common Stock beneficially owned.

(a)	Name of Issuer:

The Trade Desk, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

42 North Chestnut Street, Ventura, California 93001

Item 2.	(a)	Name of Person Filing:

(i) Jeffrey T. Green, an individual (“Mr. Green”)

(ii) The Green Irrevocable Trust of 2015 (the “Trust”)

	(b)	Address or Principal Business Office or, if none, Residence:

42 North Chestnut Street, Ventura, California 93001

	(c)	Citizenship or Place of Organization:

United States

	(d)	Title of Class of Securities:

Class A Common Stock, par value $0.000001 per share

	(e)	CUSIP Number:

88339J105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The Issuer has two classes of authorized common stock, Class A Common Stock and Class B Common Stock. The Class A Common Stock is registered under the Securities Exchange Act of 1934, as amended. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights. Each share of Class A Common Stock is entitled to one vote per share, while each share of Class B Common Stock is entitled to ten votes per share. Each share of Class B Common Stock has no expiration date and is convertible for no additional consideration into one (1) share of Class A Common Stock at the option of the holder thereof at any time. In addition, each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in, and transfers to any “permitted transferee” as defined in, the Issuer’s Amended and Restated Certificate of Incorporation.

Reporting Person	Amount Beneficially Owned		Percent of Class		Sole power to vote or to direct the vote:		Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Mr. Green	8,918,058		47.1	% (3)	7,351,392	(1)	1,566,666	7,351,392	1,566,666
The Trust	1,566,666	(2)	13.5	% (4)	0		1,566,666	0	1,566,666

(1)	Comprised of: (i) 7,286,331 shares of Class B common stock (representing the right to acquire Class A Common Stock on a one-for-one conversion basis), (ii) 36,400 shares of Class A Restricted Stock; and (ii) 4,116 stock options covering shares of Class A common stock and 24,545 stock options covering Class B common stock (the “Options”), in each case that are currently exercisable within 60 days of December 31, 2016.
(2)	Represents 1,566,666 shares of Class B common stock (representing the right to acquire Class A Common Stock on a one-for-one conversion basis). Mr. Green is a Trustee of the Trust and has investment and voting control over the shares held by the Trust, and may be deemed to indirectly beneficially own the shares held by the Trust. Mr. Green disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(3)	Based upon 10,071,246 shares of the Class A Common Stock outstanding as of December 31, 2016 based on information from the Issuer and the 8,881,658 shares of Class B Common Stock and the Options (each representing the right to acquire Class A Common Stock on a one-for-one conversion basis) held Mr. Green.
(4)	Based upon 10,071,246 shares of the Class A Common Stock outstanding as of December 31, 2016 based on information from the Issuer and the 1,566,666 shares of Class B Common Stock (representing the right to acquire Class A Common Stock on a one-for-one conversion basis) held Mr. Green.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

Filed as Exhibit:

Exhibit No.	Description

99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017	/s/ Jeff T. Green
Jeff T. Green, an individual

THE GREEN IRREVOCABLE TRUST OF 2015:

Dated: February 14, 2017	By:	/s/ Jeff T. Green
Jeff T. Green, Authorized Trustee